

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2020

Gregory Gorgas
President, Chief Executive Officer and Chief Financial Officer
Artelo Biosciences, Inc.
888 Prospect Street, Suite 210
La Jolla, CA 92037

> **Re: Artelo Biosciences, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2019**
> **Filed November 25, 2019**
> **File No. 1-38951**

Dear Mr. Gorgas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Randy Schreckhise, Vice President, Finance and Operations